NO ACT

DC
P.E. 12-3-07



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



08021448

Received SEC
JAN 14 2008
Washington, DC 20549

January 14, 2008

David A. Cifrino, P.C.
McDermott Will & Emery LLP
28 State Street
Boston, MA 02109-1775

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/14/2008

Re: Tootsie Roll Industries, Inc.
Incoming letter dated December 31, 2007

Dear Mr. Cifrino:

This is in response to your letter dated December 31, 2007 concerning the shareholder proposal submitted to Tootsie Roll by Northstar Asset Management Inc. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Julie N.W. Goodridge
President
Northstar Asset Management Inc.
PO Box 301840
Boston, MA 02130

McDermott
Will & Emery

Boston Brussels Chicago Düsseldorf London Los Angeles Miami Munich
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David A Cifrino. P C
Attorney at Law
dcifrino@mwe com
617 535 4034

December 31, 2007

VIA ELECTRONIC DELIVERY (cfletters@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934, as amended -- Rule 14a-8; Stockholder Proposal Submitted to Tootsie Roll Industries, Inc.

Ladies and Gentlemen:

This firm serves as counsel to Tootsie Roll Industries, Inc. (the "Company"), a Virginia corporation. Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of the Company to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its definitive proxy materials relating to its 2008 Annual Meeting of Shareholders (the "definitive 2008 proxy materials") a stockholder proposal and supporting statement (collectively, the "Proposal") received by the Company from Northstar Asset Management, Inc. (the "Proponent"). The Company is excluding the Proposal under Rule 14a-8(e)(2) on the grounds that the Company received the Proposal after the December 1, 2007 proposal submission deadline, which was properly established and published in the Company's 2007 proxy statement.

A copy of the Proposal is attached as Exhibit A. We are simultaneously providing the Proponent with a copy of this letter and notifying the Proponent of the Company's intention to exclude the Proposal from its definitive 2008 proxy materials, in accordance with Rule 14a-8(j). This letter and its attachments have been delivered via electronic mail to cfletters@sec.gov in compliance with the instructions found at the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

Rule 14a-8(e)(2) states that in order for a shareholder proposal to be included in a company's proxy materials, the proposal "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting," provided that a different deadline applies "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting . . . ." Additionally, Rule 14a-8(e)(1) states that a stockholder can find the submission deadline in the company's proxy statement relating to its annual meeting of shareholders from the prior year.

In this case, the Company has calculated and published the submission deadline properly. First, the Company calculated the date in accordance with Rule 14a-8(e)(2) and the date remains effective because the anticipated date of the 2008 Annual Meeting of Shareholders date, May 5, 2008, is not more than thirty (30) days from the 2007 Annual Meeting of Shareholders date, May 7, 2007. If the Board of Directors does establish a date for the 2008 Annual Meeting of Shareholders that is more than thirty (30) days from the date of the Company's 2007 Annual Meeting of Shareholders, which is not expected, the Company undertakes to withdraw this request. Second, the Company's proxy statement distributed to shareholders in connection with its 2007 Annual Meeting of Shareholders clearly stated that the Company must receive any shareholder proposals no later than December 1, 2007. Under the caption "Shareholder Proposals for 2008 Annual Meeting," the 2007 proxy statement stated that "[i]n order to be considered for inclusion in the Company's proxy materials for the 2008 Annual Meeting of Shareholders, any shareholder proposals should be addressed to Tootsie Roll Industries, Inc., 7401 South Cicero Avenue, Chicago, Illinois 60629, Attention: Ellen R. Gordon, President, and must be received no later than December 1, 2007."

Proponent missed the Saturday, December 1, 2007 deadline by two days because the Company did not receive the Proposal until Monday, December 3, 2007. The Proponent sent the Proposal to the Company via FedEx on November 30, 2007 with FedEx Tracking number 8507 4440 6758. Although the cover letter enclosed with the Proposal was dated November 30, 2007, the FedEx US Airbill, an online tracking report, and its proof of delivery all confirm that the Company did not received the package until Monday, December 3, 2007. Specifically, its online tracking report and the proof of delivery indicate that the Company received the Proposal on Monday, December 3, 2007 at 9:53 AM. Also, the FedEx US Airbill shows that the Proponent did not select the FedEx Priority Overnight with Saturday Delivery option. Instead, the Proponent specifically selected FedEx Standard Overnight Service, which would guarantee a Monday delivery instead of a Saturday delivery. The Proponent's selection implies that the Proponent intended the Company to receive the Proposal on Monday, not Saturday. The Company has enclosed the relevant FedEx US Airbill, a copy of FedEx tracking report, and the proof of delivery as Exhibit B.

By letter dated December 11, 2007 (copy attached as Exhibit C), this firm on behalf of the Company notified the Proponent that its submission was deficient for failure to provide proof of beneficial ownership and because the Proposal was received by the Company after the December 1, 2007 deadline and that although SEC Rule 14a-8(f) provided Proponent an opportunity to cure the deficiency with regard to proof of requisite share ownership within 14 calendar days from the date of its receipt of notice of such deficiency, a failure to submit a proposal by a properly determined deadline could not be remedied. Proponent sent this firm a response letter dated December 16, 2007 (copy attached as Exhibit D) curing the deficiency regarding proof of ownership, but acknowledging that the Proposal was not received by the Company until after the December 1, 2007 deadline. The Company has determined to exclude the Proposal.

The Staff has in the past strictly construed the Rule 14a-8 deadline, permitting companies to exclude from proxy materials those proposals received at the companies' principal executive offices after the deadline, even if only by one day. *See, e.g., Smithfield Foods, Inc.* (June 4, 2007) (proposal received one day after the submission deadline was properly excludable); *International Business Machines Corporation* (December 5, 2006 and December 19, 2004) (same); *American Express Company* (December 21, 2004); and *Thomas Industries Inc.* (January 15, 2003) (same). Furthermore, the reason why a proposal is received after the stated deadline is not relevant. *See, e.g., JPMorgan Chase & Co.* (February 8, 2005) (not improper to omit proposal received after the deadline due to inclement weather that delayed delivery).

Supporting these interpretations in its no-action letters, the Staff has informed stockholders that they should submit proposals "well in advance of the deadline and by a means that allows the stockholder to demonstrate the date the proposal was received at the company's principal executive offices," and that "if the deadline falls on a Saturday, Sunday or federal holiday, the company must disclose this date in its proxy statements and Rule 14a-8 proposals received after business reopens would be untimely." Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001). The burden is on the Proponent to make sure the Company receives the proposal by the required date.

For the foregoing reasons, the Company respectfully requests your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the Company's definitive 2008 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, the Company respectfully requests the opportunity to confer with representatives of the Staff prior to the determination of its final position. Furthermore, the Company reserves the right to submit to the Staff additional bases upon which the Proposal may be omitted if the Staff disagrees with the Company's conclusion that the Proposal can be omitted based on its untimely submission. Please do not hesitate to contact the undersigned, by telephone at (617) 535-4034 or by email at dcifrino@mwe.com, if you require any additional information in support or clarification of the Company's position.

Sincerely,



David A. Cifrino, P.C.

Cc:

Northstar Asset Management, Inc.
Attention: Julie N. W. Goodrich, President
Ellen. R Gordon, President
Tootsie Roll Industries, Inc.

**EXHIBIT A**

**COPY OF PROPONENT'S PROPOSAL**

NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY RESPONSIBLE PORTFOLIO MANAGEMENT

November 30, 2007

Ellen R Gordon
President
Tootsie Roll Industries, Inc
7401 South Cicero Avenue
Chicago, Illinois 60629

Dear Mrs. Gordon:

As shareholders of Tootsie Roll Industries, Inc, we are concerned about the damaging consequences of excessive executive compensation. We believe that executive compensation is an important corporate governance issue and shareholders of public companies are increasingly concerned with executive compensation levels. The shareholder proposal we are submitting today seeks shareholder approval of top-level executive compensation packages

Therefore, as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of 16,000 shares of Tootsie Roll Industries, Inc common stock, we are submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal.

As required by Rule 14a-8 we have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal

A commitment from Tootsie Roll to enact a policy to adopt an advisory shareholder vote on executive compensation packages would allow for the withdrawal of the resolution. We believe that this proposal is in the best interest of Tootsie Roll and its shareholders.

Sincerely,



Julie N.W. Goodridge
President

Encl: Shareholder resolution

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

## RESOLUTION ON EXECUTIVE COMPENSATION

RESOLVED, that shareholders of Tootsie Roll Industries request the board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis) The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO

## SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation that sometimes appears to be insufficiently aligned with the creation of shareholder value. As a result, in 2007 shareholders filed more than 60 "say on pay" resolutions with companies, averaging a 42% vote where voted upon. In fact, seven resolutions received majority votes.

In addition, the advisory vote was endorsed by the Council of Institutional Investors and a survey by the Chartered Financial Analyst Institute found that 76% of its members favored giving shareholders an advisory vote. A bill to provide for annual advisory votes on compensation passed in the House of Representatives by a 2-to-1 margin.

Aflac decided to present such a resolution to investors in 2009 and TIAA-CREF, the largest pension fund in the world, held its first Advisory Vote in 2007. As a result of discussions between investors and companies, a Working Group on the Advisory Vote was established to further study how such a practice would be implemented in the U.S. markets to provide advice to investors and companies alike.

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast to U.S practices, in the United Kingdom, public companies allow shareholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation

Currently U.S. stock exchange listing standards require shareholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Shareholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages.

If investors wish to register opposition to a pay package(s) in the previous year, withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction

Accordingly, we urge the board to allow shareholders to express their opinion about senior executive compensation by establishing an annual referendum process The results of such a vote could provide our board with useful information about shareholder views on the company's senior executive compensation, as reported each year

**EXHIBIT B**

**COPY OF THE FEDEX US AIRBILL, TRACKING REPORT, AND PROOF OF DELIVERY**

stomer: This service area is provided for your internal use convenience. Service must be marked on airbill.

FedEx Service:

Affix Express Manifest Ba[illegible] Here or

6758
12.03
901 N
0

FedEx.
TRK# 0215 8507 4440 6758

MON - 03 DEC A1
STANDARD OVERNIGHT

XH-MDWA

ORD
IL-US
60629



Emp# 312290 30NOV07 DVYA

NO POUCH NEEDED
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RECIPIENT: PEEL HERE

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| **Signed for by** | B CASE | **Service type** | Standard Envelope |
| **Ship date** | Nov 30, 2007 | | |
| **Delivery date** | Dec 3, 2007 9:53 AM | | |
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| | 6:34 AM | At local FedEx facility | BEDFORD PARK, IL | |
| **Dec 1, 2007** | 6:11 AM | At local FedEx facility | BEDFORD PARK, IL | |
| | 4:07 AM | At dest sort facility | CHICAGO, IL | |
| | 3:24 AM | Departed FedEx location | MEMPHIS, TN | |
| | 12:32 AM | Arrived at FedEx location | MEMPHIS, TN | |
| **Nov 30, 2007** | 9:17 PM | Left origin | SOUTH BOSTON, MA | |
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**EXHIBIT C**

**LETTER TO PROPONENT DATED DECEMBER 11, 2007**

# McDermott Will & Emery

Boston Brussels Chicago Düsseldorf London Los Angeles Miami Munich
New York Orange County Rome San Diego Silicon Valley Washington. D C
Strategic alliance with MWE China Law Offices (Shanghai)

David A Cifrino. P C
Attorney at Law
dcifrino@mwe com
617 535 4034

December 11, 2007

VIA CERTIFIED MAIL
No. 7001 2510 0006 2031 9920
AND FACSIMILE (617-522-3165)

Julie N.W. Goodridge
President
Northstar Asset Management Inc.
P.O. Box 301840
Boston, Massachusetts 02130

Dear Ms. Goodridge:

This firm serves as counsel for Tootsie Roll Industries, Inc. (the "Company"). I am writing on behalf of the Company in response to your letter on behalf of Northstar Asset Management Inc. ("Northstar") to Ellen R. Gordon, President of the Company, dated November 30, 2007 and requesting inclusion in the Company's proxy statement for its 2008 annual meeting of shareholders of a shareholder proposal regarding executive compensation (the "Proposal"), which was received by the Company with such letter on December 3, 2007.

The submission of the Proposal was deficient for the following reasons: (1) Northstar did not submit a written statement from the record holder of shares of the Company that Northstar claims to beneficially own verifying at the time of Northstar's submission of the Proposal it had continuously held the requisite number of shares of the Company for at least one year as required by Securities Exchange Commission (SEC) Rule 14a-8(b) (a copy of Rule 14a-8 is attached to this letter as Appendix A); and (2) the Proposal was received by the Company after the December 1, 2007 deadline established under SEC Rule 14a-8(e) and as disclosed in the Company's 2007 Proxy Statement. Rule 14a-8(f) provides Northstar an opportunity to cure the deficiency with respect to verifying ownership of shares within 14 calendar days from the date of its receipt of this notification thereof. A failure to submit a shareholder proposal by a properly determined deadline cannot be remedied and on that basis alone a company may exclude a proposal from a proxy statement in accordance with Rule 14a-8(f).

Very truly yours,



David A. Cifrino

Cc: Ellen R. Gordon, President

## Appendix A

**§ 240.14a-8 Shareholder proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2.* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240 13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249 105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3*. How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4*: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5*: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter) or 10–QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6*: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9*: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*. If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented.* If the company has already substantially implemented the proposal;

(11) *Duplication.* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10.* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11.* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12*· If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13*· What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240 14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007]

# EXHIBIT D

# PROPONENT'S DECEMBER 16, 2007 LETTER

NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY
RESPONSIBLE
PORTFOLIO
MANAGEMENT

December 16, 2007

Mr. David A. Cifrino
McDermott, Will & Emery
28 State Street
Boston, MA 02109-1775

Dear Mr. Cifrino:

We are in receipt of your letter dated December 11, 2007 describing the deficiencies of our shareholder proposal filing with Tootsie Roll.

I have enclosed a letter from our brokerage, Morgan Stanley, attesting to our ownership of Tootsie Roll. As we stated in our filing letter, we will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting.

Concerning the deadline, we ask that in good faith the Company accept our shareholder proposal since it was received on the first business day after the posted deadline of December 1, a Saturday. As long-term shareholders who have held Tootsie Roll shares dating back to 1985, we ask for your consideration on this point.

Sincerely,



Julie N. W. Goodridge
President

Cc: Ellen Gordon, President
Tootsie Roll Industries

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Morgan Stanley

Ferncroft Corporate Center
35 Village Road, Suite 601
Middleton, MA 01949

toll free 800 730 3326
tel 978 739 9600
fax 978 739 9650

*November 30, 2007*

*Ellen R Gordon*
*President*
*Tootsie Roll Industries, Inc.*
*7401 South Cicero Avenue*
*Chicago, Illinois 60629*

*Dear Mrs. Gordon:*

*Morgan Stanley acts as the custodian for NorthStar Asset Management, Inc. As of November 30, 2007, Morgan Stanley held on behalf of NorthStar Asset Management, Inc. 16,000 Tootsie Roll Industries, Inc. common stock in its clients' account. Morgan Stanley has continuously held these shares on behalf of NorthStar prior to November 30, 2006.*

*Sincerely,*



*Donna K. Colahan*
*Vice President*
*Financial Advisor*

*Investments and Services are offered through Morgan Stanley & Co. Inc. Member SIPC*

*The information contained herein is based on data obtained from sources believed to be reliable. However, such data is not guaranteed as to its accuracy or completeness and is for informational purposes only. Clients should refer to their confirmations and statements for tax purposes as the official record of their account.*

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 14, 2008

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Tootsie Roll Industries, Inc.
Incoming letter dated December 31, 2007

The proposal relates to compensation.

There appears to be some basis for your view that Tootsie Roll may exclude the proposal under rule 14a-8(e)(2) because Tootsie Roll received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Tootsie Roll omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,



Greg Belliston
Special Counsel

**END**